Exhibit 12.1

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor		Predecessor
	Nine Months	Period from	Period from
	Ended	February 1 to	January 1 to
(In millions)	September 30,	September 30,	January 31,
	2007	2006	2006
Earnings:
Earnings before income taxes & adjustments for minority interest and equity earnings in affiliates	$794	$145	$22,846

Add (deduct):
Fixed charges, from below	683	730	63
Distributed earnings of affiliates	2	3	-
Amortization of capitalized interest	-	-	1
Interest capitalized	(14)	(10)	-
Minority interest	(2)	-	-
Earnings as adjusted	$1,463	$868	$22,910

Fixed charges:
Interest expensed and capitalized and amortization
of debt discounts and issuance costs (a)	$506	$507	$41
Portion of rental expense representative
of the interest factor	177	223	22
Fixed charges, as above	683	730	63

Preferred stock dividend requirements (pre-tax) (b)	13	11	1
Fixed charges including preferred stock dividends	$696	$741	$64

Ratio of earnings to fixed charges	2.14	1.19	363.65
Ratio of earnings to fixed charges and preferred dividend requirements	2.10	1.17	357.97

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Successor Company 2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 43%.